FORM 5
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Pubic Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___  Check box if no longer
subject to Section 16.
Form 4 or Form 5 obligations
may continue. See Instruction
1(b).

1.       Name and Address of Reporting Person

         Robert L. Delaney
         P.O. Box 400
         Missoula, MT 59806

2.       Issuer Name and Ticker or Trading Symbol

         Intrepid Technology & Resources, Incorporated fka Iron Mask Mining Co.

3.       IRS or Social Security Number of Reporting Person (Voluntary)

         ###-##-####

4.       Statement for Month/Year

         June, 2002

5.       If Amendment, Date of Original (Month/Year)


6.       Relationship of Reporting Person to Issuer (Check all applicable)

         X     Director                           ____     10% Owner

               Officer (give title below)         ____     Other (specify below)

Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of         Transaction   Transaction  Securities Acquired (A) or Disposed    Amount of        Ownership     Nature of
Security         Date          Code         of (D)                                 Securities       Form:         Indirect
                 (Month/Day                                                        Beneficially     Direct (d)    Beneficial
                 /Year)                                                            Owned at End     or Indirect   Ownership
                                                                                   of Month         (I)
                                            Amount     (A)or(D)     Price
Common Stock     4/8/02        D             10,000        D          .26          3,682,378
Common Stock     4/23/02       D             10,000        D          .13          3,672,378
Common Stock     4/23/02       D              5,000        D          .14          3,667,378
Common Stock     3/20/02       D              5,000        D          .16          3,662,378
Common Stock     3/21/02       D              5,000        D          .21          3,657,378
Common Stock     3/22/02       D              5,000        D          .22          3,652,378
Common Stock     3/25/02       D              5,000        D          .23          3,647,378
Common Stock     3/25/02       D              5,000        D          .24          3,642,378
Common Stock     3/26/02       D              6,923        D          .26          3,635,455
Common Stock     4/18/02       S             10,000        D          .13          3,625,455
Common Stock     4/18/02       S              5,000        D          .14          3,620,455
Common Stock     3/27/02       S              3,077        D          .26          3,617,378
Common Stock     4/24/02       S              2,873        D          .10          3,614,505
Common Stock     4/24/02       S                255        D          .14          3,614,250
Common Stock     4/1/02        S              6,923        D          .26          3,607,327
Common Stock     4/4/02        S              5,000        D          .31          3,602,327
Common Stock     4/4/02        S                500        D          .30          3,601,827
Common Stock     4/5/02        S              5,000        D          .26          3,596,827
Common Stock     4/8/02        S              4,500        D          .27          3,592,327
Common Stock     4/30/02       S             15,000        D          .09          3,577,327
Common Stock     5/24/02       S             10,000        D          .08          3,567,327
Common Stock     5/24/02       S             10,000        D          .07          3,557,327
Common Stock     5/29/02       S              5,000        D          .07          3,552,327
Common Stock     5/30/02       S              5,000        D          .06          3,547,327
Common Stock     5/30/02       S              5,000        D          .06          3,542,327
Common Stock     5/31/02       S              5,000        D          .058         3,537,327
Common Stock     5/31/02       S              5,000        D          .055         3,532,327
Common Stock     6/4/02        S              5,000        D          .055         3,527,327
Common Stock     6/11/02       S              7,500        D          .065         3,519,827         D
Common Stock     6/11/02       S              7,500        D          .06          3,512,327         D
Common Stock     6/13/02       S             10,000        D          .031         3,502,327         D
Common Stock     6/14/02       S             10,000        D          .03          3,492,327         D
Common Stock     6/24/02       S             10,900        D          .055         3,481,427         D
Common Stock     6/27/02       S              5,000        D          .04          3,476,427         D
Common Stock     6/27/02       S              5,000        D          .04          3,471,427         D
Common Stock     6/28/02       S            100,000        D          .03          3,371,427         D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

Title of    Convers   Transacti Transa  Number of      Date, Exercisable  Title and Amount Price of   Number      Owners    Nature
Derivative  ion or    on Date   ction   Derivative     and Expiration     of Underlying    Derivati   of          hip of    of
Security    Exercise  (Month/D  Code    Securities     Date               Securities       ve         Derivativ   Derivati  Indirect
            Price of  ay/Year)          Acquired (A)                                       Security   e Security  ve        Benefici
            Derivati                    or Disposed                                                               Security  al
            ve                          of (D)                                                                    Direct    Owners
            Security                                                                                              (D) or    hip
                                                                                                                  Indirect
                                                                                                                  (I)
                                        (A)     (D)    Date    Expir-     Title    Amount
                                                       Exercis ation               or
                                                       able    Date                Number
                                                                                   of
                                                                                   Shares

None


Explanation of Responses:

                                   /s/ Robert L. Delaney                 8/27/02
                                   ---------------------                 -------
                                **Signature of Reporting Person             Date